No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions or to U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Pacific Rim Mining Corp. at Suite 410 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6 (Telephone (604) 689-1976), and are also available electronically at www.sedar.com.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Preliminary Short Form Prospectus

New Issue	February 14, 2006

PACIFIC RIM MINING CORP.

Head Office
Suite 410 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
Registered Office
Suite 2300 – 1055 Dunsmuir Street
Vancouver, British Columbia, V7X 1J1

Cdn$15,036,000

17,900,000 Common Shares

This short form prospectus ("Prospectus") qualifies for distribution (the "Offering") an aggregate of 17,900,000 common shares (the "Common Shares") of Pacific Rim Mining Corp. ("Pacific Rim" or the "Company") at a price of Cdn$0.84 per Common Share pursuant to an underwriting agreement (the "Underwriting Agreement") to be entered into among Pacific Rim, BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns"), Canaccord Capital Corporation ("Canaccord"), Haywood Securities Inc. ("Haywood") and Salman Partners Inc. ("Salman") (collectively, BMO Nesbitt Burns, Canaccord, Haywood and Salman are referred to herein as the "Underwriters"). The offering price of Cdn$0.84 per Common Share was determined by negotiation between Pacific Rim and the Underwriters.

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The Company has also granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters until 24 hours prior to the closing of the Offering (the "Closing"), to purchase up to an additional 6,000,000 Common Shares (the "Over-Allotment Shares"), at a price of Cdn$0.84 per Over-Allotment Share. This Prospectus qualifies the distribution of the Over-Allotment Option and Over-Allotment Shares. See "Plan of Distribution". References to "Common Shares" in this Prospectus shall include the 6,000,000 Common Shares forming part of the Over-Allotment Shares, as applicable in the context used.

The common shares of the Company are traded on the Toronto Stock Exchange (the "TSX") and on the American Stock Exchange (the "AMEX") under the symbol "PMU". The price of the common shares as reported by the TSX and the AMEX at the close of business on February 10, 2006 was Cdn$0.87 and US$0.75, respectively, per common share.

______________________________
Price: Cdn$0.84 per Common Share
______________________________

Net Proceeds to
	Price to the Public	Underwriters’ Fee (1)	the Company (2)
Per Common Share	Cdn$0.84	Cdn$0.0504	Cdn$0.7896
Total (3)	Cdn$15,036,000	Cdn$902,160	Cdn$14,133,840

1.

A cash fee equal to 6% of the gross proceeds from the sale of the Common Shares will be paid to the Underwriters upon completion of the Offering. The Company has also agreed to issue to the Underwriters common share purchase warrants of the Company (each whole common share purchase warrant, an "Underwriters' Warrant") entitling the Underwriters to purchase in aggregate 895,000 Common Shares ("Underwriters' Warrant Shares") (or 1,195,000 Underwriters' Warrant Shares if the Over- Allotment option is exercised in full) for a price of Cdn$0.84 per Underwriters' Warrant Share at any time before 4:00 p.m. (Vancouver time) on the date which is 12 months after the closing of the Offering. This Prospectus also qualifies the distribution of the Underwriters' Warrants. See "Plan of Distribution".

2.	Before deducting expenses of this Offering, estimated to be approximately Cdn$200,000, which will be paid from the net proceeds of the Offering.
3.

If the Over-Allotment Option is exercised in full, the total number of Common Shares sold under the Offering will be 23,900,000, the cumulative gross proceeds will be Cdn$20,076,000, the total Underwriters’ fee will be Cdn$1,204,560 and total net proceeds to the Company will be Cdn$18,871,440, before deducting costs of the Offering.

Investing in the Common Shares involves risks. See "Risk Factors".

The Company has applied to list the Common Shares distributed under this Prospectus on the TSX and on the AMEX. Listing will be subject to fulfilling all of the listing requirements of the TSX and the AMEX.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Pacific Rim and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Pacific Rim by DuMoulin Black LLP and as to certain Canadian tax matters on behalf of Pacific Rim by Thorsteinssons LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery at the Closing of this Offering, which is expected to occur on or about March 1, 2006 (the "Closing Date") but in any event no later than 42 days following the date of a final receipt for this Prospectus. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

I

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Pacific Rim, filed with the securities commissions in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	Amended annual information form dated February 8, 2006 (the "AIF");

2.

Comparative audited consolidated balance sheets of Pacific Rim as at April 30, 2005 and 2004 and comparative audited consolidated statements of loss, shareholders' equity and cash flows for the years ended April 30, 2005, 2004 and 2003, together with the notes thereto and the auditors’ report thereon;

3.	Management’s discussion and analysis of financial condition and results of operations for the financial years ended April 30, 2005, 2004 and 2003;

4.	Comparative unaudited consolidated interim financial statements of Pacific Rim for the six month periods ended October 31, 2005 and 2004, together with the notes thereto;

5.	Management’s discussion and analysis of financial condition and results of operations for the six month periods ended October 31, 2005 and 2004;

6.	Information circular dated June 30, 2005 prepared in connection with Pacific Rim’s annual general meeting of shareholders held September 7, 2005;

7.

Material Change Report dated September 27, 2005, respecting the closing of the sale by Pacific Rim to Trend Mining Company of 100% of the shares in Pacific Rim's subsidiaries that hold the Andacollo gold mine in Chile;

8.	Material change report dated January 9, 2006, respecting changes to the titles of several key executives of Pacific Rim;

9.	Material change report dated February 7, 2006, respecting the signing of a letter of intent to acquire the Zamora gold project in El Salvador; and

10.	Material change report dated February 10, 2006, respecting this Offering.

Any other documents of the type described above, as well as any interim financial statements or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, that are filed by Pacific Rim with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is

II

required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Pacific Rim at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 (Telephone (604) 689-1976).

ELIGIBILITY FOR INVESTMENT

In the opinion of DuMoulin Black LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and where applicable, the regulations thereunder) and in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain cases, the adoption and filing of and compliance with such policies, procedures or goals, an investment in the Common Shares offered hereby would not be precluded under the following statutes:

Insurance Companies Act (Canada)	The Trustee Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)	Loan and Trust Corporations Act (Ontario)
Trust and Loan Companies Act (Canada)	Pension Benefits Act (Ontario)
Financial Institutions Act (British Columbia)	Trustee Act (Ontario)
Pension Benefits Standards Act (British Columbia)	Pension Benefits Act (Nova Scotia)
Alberta Heritage Savings Trust Fund Act (Alberta)	Trust and Loan Companies Act (Nova Scotia)
Employment Pension Plans Act (Alberta)	Trustee Act (Nova Scotia)
Insurance Act (Alberta)	Pension Benefits Act (New Brunswick)
Loan and Trust Corporations Act (Alberta)	Trustees Act (New Brunswick)
The Pension Benefits Act, 1992 (Saskatchewan)	Insurance Companies Act (Newfoundland and Labrador)
The Insurance Act (Manitoba)	Pension Benefits Act, 1997 (Newfoundland and Labrador)
The Pension Benefits Act (Manitoba)

In addition, in the opinion of Thorsteinssons LLP, special tax counsel to the Company, provided the Common Shares are listed on a prescribed stock exchange at the relevant time, then such shares will be "qualified investments" under the Tax Act and the regulations thereunder (the "Regulations") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

CURRENCY AND FINANCIAL STATEMENTS

This Prospectus contains references to Canadian dollars and United States dollars. References in this Prospectus to "Cdn$" are to Canadian dollars. References in this Prospectus to "US$" are to US dollars.

III

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the six months ended October 31, 2005 and for each of the three years ended April 30, 2005, as reported by the Bank of Canada, were as follows:

	Six Months Ended October 31, 2005	Year Ended April 30
		2005	2004	2003
Closing	Cdn$1.1812	Cdn$1.2365	Cdn$1.3418	Cdn$1.4571
High	Cdn$1.2734	Cdn$1.4003	Cdn$1.4263	Cdn$1.6010
Low	Cdn$1.1588	Cdn$1.1746	Cdn$1.2683	Cdn$1.4316
Average(1)	Cdn$1.2136	Cdn$1.2702	Cdn$1.3434	Cdn$1.5390

1. Calculated as an average of the daily noon rates for each period.

On February 10, 2006, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.1542.

The financial statements of the Company incorporated by reference are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to preliminary assessment and economic evaluation studies performed on Pacific Rim's El Dorado property, the future price of gold and silver, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Rim to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; risks related to current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore resources, grades or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus. Although Pacific Rim has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future

IV

events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES READERS CONCERNING ESTIMATES OF RESOURCES AND RESERVES

The AIF which is incorporated by reference into this Prospectus uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Mineral reserves have been calculated in accordance with National Instrument 43-101 ("NI 43-101") as required by Canadian securities regulatory authorities. For United States reporting purposes, U.S. Securities and Exchange Commission Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented in this document, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of US$350 and US$5.00, respectively, rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which at January 21, 2005, being the date of the pre-feasibility study, would have been US$360.94 for the gold price and US$5.38 for the silver price). In addition, a primary environmental analysis or report has not been filed with the appropriate governmental authority under the rules of the U.S. Securities and Exchange Commission.

NAME AND INCORPORATION

The name of the Company is "Pacific Rim Mining Corp.".

The Company was formed by the amalgamation (the "Amalgamation") of Dayton Mining Corporation and Pacific Rim Mining Corp. on April 11, 2002 under the Company Act (British Columbia).

The Company is now governed by the Business Corporations Act (British Columbia) (the "New Act") which replaced the Company Act (British Columbia) (the "Former Act") as of March 29, 2004.

At the annual general meeting held on September 22, 2004, the Company's shareholders approved the removal of pre-existing company provisions that applied to the Company relating to certain restrictions in the Former Act and no longer required under the New Act. In addition, the shareholders approved new articles of the Company (the "New Articles") to bring the Company's charter documents in line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value. The changes were effected and the British Columbia Registrar of Companies issued the Company's new Notice of Articles on January 20, 2005.

The Company's principal place of business is located at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1. The Company through its subsidiaries has administration offices in Argentina, Nevada and El Salvador.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island and Newfoundland and Labrador. The Company is also a reporting issuer under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports with the U.S. Securities and Exchange Commission pursuant to Section 13 of the Exchange Act.

INTERCORPORATE RELATIONSHIPS

The material subsidiary companies of Pacific Rim, the percentage ownership of such subsidiaries as at the date of this Prospectus and the jurisdiction of incorporation or organization of such subsidiaries are set out in the following table:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pacific Rim Exploration Inc.	Nevada, USA	100% directly owned
Dayton Mining (U.S.) Inc.(1)	Nevada, USA	100% directly owned
Pacific Rim Cayman ("Pac Rim Cayman")	Cayman Islands	100% directly owned
Pacific Rim El Salvador S.A. de C.V.(2)	El Salvador	100% indirectly owned through Pac Rim Cayman
Dorado Exploraciones SA de CV(3)	El Salvador	100% indirectly owned through Pac Rim Cayman
Pacific Rim Caribe III ("Pacific Rim Caribe")(4)	Cayman Islands	100% indirectly owned through Pac Rim Cayman
International Pacific Rim, S.A.(5)	Argentina	100% indirectly owned through Pacific Rim Caribe

1.	This subsidiary holds the Company's 49% interest in the Denton-Rawhide joint venture.
2.	This subsidiary holds the Company's interest in the El Dorado exploration concession that is under application for conversion to an exploitation license.
3.	This subsidiary holds the Company’s interests in the El Dorado exploration concessions, the Santa Rita project and the Zamora project, all in El Salvador.
4.	This subsidiary indirectly holds the Company’s interests in the Argentinian and Chilean exploration projects.
5.	This subsidiary is engaged in exploration activities in Argentina.

SUMMARY DESCRIPTION OF THE BUSINESS

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s current principal exploration activities are focused in El Salvador. The Company also has properties in Nevada, Argentina and Chile and continues to search for promising exploration projects in the Americas to acquire.

Other than the ongoing drill programs in El Salvador, there are no major capital expenditures or divestitures in progress. The Company anticipates spending US$8 million or more during the next year on exploration in El Salvador, primarily to conduct exploration and definition drill programs at El Dorado, Santa Rita and perhaps Zamora. Planned development activities, including resource estimation, a feasibility study and early stage development activities at the El Dorado project (including access road and bridge construction), will require an additional approximately US$3 million. Additional expenditures may be incurred in the coming year, if warranted, on pre-development and development activities at the El Dorado project, including commencing construction of underground access. All further development expenditures will require additional funds from those being raised under this Offering.

The Company has financed its exploration programs since April 2002 from cash flows derived from its 49% share of gold and silver production at the Denton-Rawhide Mine in Nevada and from the sale of marketable securities and non-core assets. In each of the 12 month periods ended April 30, 2003, April 30, 2004 and April 30, 2005, and in the six month period ended October 31, 2005, revenues from bullion (gold and silver) sales totaled US$12.5 million, US$12.1 million, US$11.9 million and US$3.4 million (unaudited), respectively. The average price of gold received, per ounce (unaudited), was US$321 in the 12 month period ended April 30, 2003, US$385 in the 12 month period ended April 30, 2004, US$412 in the 12 month period ended April 30, 2005 and US$451 in the six month period ended October 31, 2005.

The Company’s common shares are listed and traded in Canada on the TSX and in the United States on the AMEX under the symbol "PMU". The Company has also received advice that its common shares are listed and have traded on the Berlin Stock Exchange under the symbol "PRM" since June 14, 2002 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on Xetra, the Deutsche Borse AG electronic trading system, since May 31, 2002.

El Dorado Property, El Salvador

The Company’s principal exploration and development property is the El Dorado gold property (the "El Dorado Property") located in El Salvador. A predecessor to the Company originally acquired two exploration licenses comprising the El Dorado Property through the acquisition of Mirage Resource Company, in April 2000.

In accordance with El Salvadoran law, on December 22, 2004 the Company presented a request for the conversion of a 12.75 square kilometre section of the original El Dorado exploration licenses to an exploitation concession, which granting would provide the Company the necessary permit to commence mining activities. The conversion process is currently pending ministerial acceptance of the Company's Environmental Impact Study and issuance of the environmental permits. El Salvadoran administrative rules and procedures give the Company exclusive rights to the 12.75 square kilometre exploitation concession area while the environmental permitting process is underway.

In September 2005, the Company received formal notification from the El Salvador Environmental and Natural Resources Ministry ("MARN") that its environmental impact study had passed the technical review process and should be submitted for a public comment period. The environmental impact study was posted for public comment according to El Salvadoran laws, which period ended in October 2005. Public comments are currently being reviewed by MARN. Once MARN's review is complete, it is expected the agency will request the Company amend its environmental impact study or begin the process of formally accepting it as final.

In September 2005, the Company was granted three new exploration licenses for the El Dorado Property replacing the area covered by the original two exploration licenses (less a 12.75 square kilometre pending exploitation concession area) and expanding it to 144 square kilometres.

The El Dorado Property is subject to a 3% net smelter return royalty in favour of Zinc Metal Company of Toronto, Ontario upon commencement of commercial production. Annual advance royalty payments of US$50,000 per year are payable to Zinc Metal Company prior to the commencement of commercial production and will be credited against the 3% net smelter royalty. The Company has the right to purchase the royalty from Zinc Metal Company for US$4,000,000 (US$1,000,000 for the first one-half of the royalty and US$3,000,000 for the second one-half of the royalty), provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

To acquire the necessary surface rights, the Company entered into a two year lease with option to purchase agreement dated April 2, 2004 to acquire approximately 100 hectares of land near the El Dorado Property, for total consideration of US$1,000,000. The Company may exercise the option to purchase the property by giving six months prior written notice before the end of the two-year term. The Company is currently negotiating an extension to the purchase option under this agreement.

In each of the 12 month periods ended April 30, 2003, April 30, 2004 and April 30, 2005 and in the six month period ended October 31, 2005, the Company spent approximately (unaudited) US$3.2 million, US$4.8 million, US$6.0 million and US$2.4 million, respectively, on work programs to advance the El Dorado Property.

The Company commissioned a pre-feasibility study (the "Technical Report") entitled "Pre-Feasibility Study, El Dorado Project, El Salvador" dated January 21, 2005 prepared in accordance with NI 43-101 by William F. Tanaka, P.Eng. of SRK Consulting (US) Inc. of Colorado. Mr. Tanaka is an independent "qualified person" for the purposes of NI 43-101. The following disclosure on the El Dorado Property has been summarized from the Technical Report. The Technical Report may be viewed under the Company's profile on the SEDAR website at www.sedar.com.

The Technical Report considered all aspects of a proposed operation at the Minita deposit, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offered an economic evaluation of the Minita reserves. It furthermore converted existing measured and indicated Minita gold resource estimates to proven and probable reserves. The Technical Report focused on the Minita deposit alone and did not include other resources currently defined on the El Dorado project, nor did it include the recently discovered South Minita and Nance Dulce gold zones, which are yet to be defined with resource estimates.

The results of the Technical Report were economically encouraging, indicating operating costs of US$163 per gold equivalent ounce. The development of an underground operation at the Minita deposit will require preproduction capital expenditures of approximately US$47.9 million, and sustaining capital expenditures of US$19.0 million. Operating costs per gold equivalent ounce are expected to average US$163 over the 6.2 -year expected mine life, with operating costs of approximately US$140 and US$137 per gold equivalent ounce in the first two years of production, respectively.

At prices of US$400 per ounce for gold and US$6.00 per ounce for silver, the Technical Report states that the Minita deposit is expected to generate US$43.6 million in cash flow over a 6.2 -year mine life and the undiscounted Net Present Value is expected to be approximately US$43.6 million with an Internal Rate of Return anticipated to be 18.1% . The Minita pre-feasibility study results are summarized in the following table:

PRODUCTION SUMMARY
Mining and Processing Rate	750 tonnes per day
Run of Mine Ore to Mill	1,630,889 tonnes at 9.5 g/t gold and 60.3 g/t silver
Metal to Mill	497,101 ounces gold, 3.2 million ounces silver
Recovery	92% gold, 88.3% silver
Average Production	80,497 gold equivalent ounces
Peak Production	98,576 gold equivalent ounces
Mine Life (production)	6.2 years
Gross Revenue (at US$400 gold and US$6.00 silver)	US$199.3 million
Net Smelter Return	US$197.8 million
Royalties (2% government, 1.5% underlying owner)	US$6.3 million
Gross Income from Mining	US$191.5 million
OPERATING COSTS
Mining	US$44.3 million
Processing	US$22.8 million
Administrative	US$13.9 million
Total	US$81.0 million
Average Cash Cost per gold equivalent ounce	US$163
CAPITAL COSTS
Equipment	US$30.5 million
Capitalized costs	US$36.4 million
Total	US$66.9 million
Pre-production portion	US$47.9 million
On-going portion	US$19.0 million
FINANCIAL ANALYSIS
Payback (from start of milling)	3.5 years
Net Present Value (undiscounted)	US$43.6 million
Internal Rate of Return	18.1%

The conversion of measured and indicated resources to proven and probable reserves at Minita was based on the stope outlines and dimensions for resources at or above a diluted 5 g/t equivalent gold cut-off grade, where dilution was calculated on a block by block basis to account for the variations in the vein thickness. The Minita reserve estimate eliminated those resources contained within the unrecoverable portions of the crown and sill pillars and incorporates planned dilution, unplanned dilution, backfill dilution and production losses. The total proven and probable reserve for the Minita deposit is 1,604,883 tonnes at an average grade of 9.51 g/t gold and 60.82 g/t silver for a total of 490,758 ounces of gold and 3,138,016 ounces of silver, or 535,586 gold equivalent ounces.

El Dorado Project - NI 43-101 Proven & Probable Reserves (as of January 21, 2005)
	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	282,344

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes:
1. El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2. Reserves derived from cutoff grades based upon US$350/oz gold and US$5.00/oz silver market price.
3. Values shown in table are diluted and do account for mining recovery.

These reserves have been calculated in accordance with NI 43-101, which differs significantly from the requirements for reserve disclosure under U.S. Securities and Exchange Commission Industry Guide 7. Industry Guide 7 requires a "final" or "bankable" feasibility study to make reserve disclosure. The NI 43-101 Proven & Probable Reserves reported above are not considered reserves under U.S. Securities and Exchange Commission Industry Guide 7. Readers are referred to the Cautionary Note to U.S. Investors under "Cautionary Note to United States Readers Concerning Estimates of Resources and Reserves".

Recent Developments on El Dorado Property

In October 2004, during the course of its ongoing exploration drilling at the El Dorado Property, the Company discovered additional gold mineralization 500 metres south of the Minita deposit. In November 2004, the Company commenced a definition drilling program to define the dimensions and grade of this new zone, referred to as South Minita, which program has been the exclusive focus of the Company’s drilling efforts at the El Dorado Property throughout calendar 2005 and to date. When completed, the South Minita definition drilling is expected to form the basis for an updated El Dorado Property resource estimate, to be followed by an updated economic analysis and full feasibility study. The updated economic analysis and feasibility study will consider an operation that would exploit the Minita and South Minita deposits simultaneously.

During calendar 2005, the Company made several key scientific breakthroughs regarding the timing of emplacement of high-grade gold at the El Dorado Property and used this information in its ongoing surface exploration and target generation efforts. As a result, the Company discovered a number of high-priority gold targets and key structural targets in the southern part of the El Dorado Property over the past year, which it intends to drill test during calendar 2006.

Santa Rita Property, El Salvador

In July 2005, the Company staked the Santa Rita gold property in El Salvador. The Santa Rita property consists of one exploration license totaling 48.6 square kilometres, contiguous with the neighbouring El Dorado Property. The Company has submitted an Environmental Impact Statement for the Santa Rita property to the El Salvadoran ministry of the environment and is currently awaiting granting of an environmental permit to commence a drill program on the property. The Company intends to use some of the funds raised in this Offering to conduct exploration and definition drill programs at the Santa Rita property.

Zamora Property, El Salvador

The Company signed a letter of intent dated February 6, 2006 to acquire the 50 square kilometre Zamora gold property in El Salvador. Under the terms of the letter of intent and pending approval by the TSX and the AMEX, the Company will make advance royalty payments in common shares of the Company to the property vendor under the following schedule: 50,000 common shares following receipt of TSX and AMEX acceptance of the letter of intent; 50,000 common shares, 70,000 common shares, 100,000 common shares and 150,000 common shares on the first through fourth anniversaries, respectively, of such acceptance; and 200,000 common shares on the fifth and subsequent anniversaries of such acceptance until commercial gold production is achieved on the property or the Zamora exploration concession expires. Upon achieving commercial production at Zamora, the Company will pay the property vendors a 3% net smelter royalty to a maximum of US$10 million (inclusive of the dollar value of the advance royalty payments made in shares).

Denton-Rawhide Mine, Nevada

The Company holds a 49% joint venture interest in the Denton-Rawhide Mine, Nevada, a residual heap leach gold-silver operation. Ore extraction at Denton-Rawhide ceased in May 2003 and residual leaching of stockpiled ore is expected to continue for several years. Although the Denton-Rawhide Mine is not the principal focus of operations for the Company, it generates the Company's only cash flow.

The Company's share of production from the Denton-Rawhide Mine during the fiscal year ended April 30, 2005 was 22,056 ounces of gold and 212,075 ounces of silver at a total cash production cost (as calculated using industry standards) of US$329 per ounce of gold produced. A portion of this production includes US$250 per ounce of non-cash "heap leach" inventory "drawdown" costs.

Reclamation and closing activities at the Denton-Rawhide Mine have been proceeding for the past three years and the Company’s 49% share of the total funded reclamation and closure costs as at April 30, 2005 were estimated at approximately US$4.9 million, of which the Company has paid approximately US$3.0 million.

On October 28, 2004, the Company and its joint venture partners signed a property purchase and sale agreement with Nevada Resource Recovery Group LLC ("NRRG") of Reno, Nevada to utilize the Denton-Rawhide open pits and a portion of the surface of the mine site as a landfill business for non-hazardous municipal waste in return for tipping fees, which are estimated will provide the Company with US$103.6 million in cash over the 40+ year term of the agreement. The agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Closing of this agreement is expected to occur on or before October 31, 2006 and is subject to a number of conditions, including but not limited to: the successful purchase by the joint venture partners of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG is required to reach certain time and tonnage disposal milestones. There can be no assurance that all of the conditions for completion of the agreement will be satisfied in a timely manner, if at all.

The executed agreement provides the joint venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The joint venture will retain certain obligations related to mining on the property conveyed to NRRG, while NRRG will accept all obligations and liabilities related to the future impact of the landfill.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since October 31, 2005, the date of the Company's financial statements most recently filed in accordance with National Instrument 51-102. The table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and management's discussion and analysis incorporated by reference into this Prospectus.

	As at October 31, 2005 Before Giving Effect to the Offering(1) (in thousands of dollars, except share amounts) (unaudited)	As at October 31, 2005 After Giving Effect to the Offering(1)(2)(3)(4)(5)(7) (in thousands of dollars, except share amounts) (unaudited)
Common Shares	US$57,821 (81,396,294 shares)	US$74,070 (105,325,960 shares)
Current and Long Term Debt	Nil(6)	Nil(6)
Contributed Surplus	US$903	US$903
Deficit	US$(50,979)	US$(50,979)
Total Capitalization	US$7,745	US$23,994

1.	Excludes 5,137,000 stock options outstanding as at October 31, 2005.
2.	After deducting the Underwriters' Fee and expenses of the Offering estimated in the aggregate to be approximately Cdn$1,404,560, assuming the exercise of the Over-Allotment Option.
3.	Assumes the exercise of the Over-Allotment Option.
4.

Includes 29,666 common shares issued upon exercise of 29,666 stock options between October 31, 2005 and February 10, 2006. Excludes 5,226,500 stock options outstanding and 50,000 common shares issuable under property agreements as at February 10, 2006.

5.	Excludes the 1,195,000 Underwriters' Warrants to be issued in connection with the Offering, assuming the exercise of the Over-Allotment Option.
6.	The Company has current and long term accrued closure cost liabilities of US$1,797,000.
7.	An exchange rate of US$1.00 = Cdn$1.15 has been used for the conversion of Canadian dollar amounts to U.S. dollars for the net proceeds of the Offering.

USE OF PROCEEDS

Pacific Rim intends to use the net proceeds of the Offering of Cdn$14,133,840 to fund ongoing exploration in El Salvador, primarily to conduct exploration and definition drill programs at El Dorado, Santa Rita and perhaps Zamora (US$8 million or more). The Company intends to focus the exploration program on the El Dorado Property on drill testing new gold targets defined over the past 12 months as well as completing definition drilling of the South Minita gold zone immediately south of the Minita deposit portion of the El Dorado Property.

Planned development activities, including resource estimation, a feasibility study and early stage development activities at the El Dorado project (including access road and bridge construction), will require an additional approximately US$3 million. Additional expenditures may be incurred in the coming year, if warranted, on pre-development and development activities at the El Dorado project, including commencing construction of underground access.

Pacific Rim intends to use any remaining net proceeds of the Offering (including, if the Over-Allotment Option is exercised in part or in full, the net proceeds from the issuance of Over-Allotment Shares) for general corporate purposes.

The amount and timing of the use of proceeds will depend on various factors, including the price of mineral resources and exploration results. Future results from ongoing exploration activities or other sound business reasons may make it desirable for Pacific Rim to re-allocate some or all of the proceeds of this Offering.

Pending expenditure, Pacific Rim intends to invest the proceeds of the Offering in short term investment grade items, such as money market instruments or treasury bills.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement to be entered into among Pacific Rim and the Underwriters, the Underwriters will purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on March 1, 2006 or on such other date as Pacific Rim and the Underwriters may mutually agree (provided such date is not more than 42 days after the date of the final receipt for this Prospectus), all of the 17,900,000 Common Shares offered hereby, at a price of Cdn$0.84 per Common Share for total consideration of Cdn$15,036,000 payable in cash against delivery of certificates representing the Common Shares. The offering price of Cdn$0.84 per Common Share was determined by negotiation between Pacific Rim and the Underwriters.

Pacific Rim has also granted to the Underwriters the Over-Allotment Option to purchase up to an additional 6,000,000 Over-Allotment Shares at a price of Cdn$0.84 per Over-Allotment Share until 24 hours prior to the Closing of the Offering. If the Over-Allotment Option is fully exercised, the cumulative gross proceeds from the Offering will be Cdn$20,076,000, the Underwriters' fee will be Cdn$1,204,560 and the net proceeds to the Company will be Cdn$18,871,440.

Pacific Rim has agreed to pay to the Underwriters a cash fee equal to Cdn$0.0504 per Common Share (6% of the issue price), to issue to the Underwriters Underwriters' Warrants entitling the Underwriters to purchase in aggregate 895,000 Underwriters' Warrant Shares (or 1,195,000 Underwriters' Warrant Shares if the Over-Allotment option is exercised in full) for a price of Cdn$0.84 per Underwriters' Warrant Share at any time before 4:00 p.m. (Vancouver time) on the date which is 12 months after the Closing of the Offering, and to pay the expenses of the Underwriters in consideration of services rendered by the Underwriters in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered hereby if any of such Common Shares are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters, their broker/dealer affiliates and their respective directors, officers, employees, partners, agents, advisors and shareholders may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under United States securities laws.

The Company has agreed in favour of the Underwriters that, prior to Closing and for a period of 90 days from Closing, it will not issue any common shares or financial instruments convertible or exercisable into common shares of the Company (other than for the purposes of directors', officers' or employee stock options or other share plans, including employee stock purchase plan deductions or other rights outstanding as at February 9, 2006, or for the purpose of issuing additional directors', officers' or employee stock options or other share plans to a maximum of 2% of the Company's common shares outstanding) without the prior consent of BMO Nesbitt Burns, on behalf of the Underwriters.

The Company has applied to the TSX to list the Common Shares to be distributed hereunder. Listing of the Common Shares on the TSX will be subject to the Company fulfilling all listing requirements of the TSX. The Company has also applied to the AMEX to list the Common Shares to be distributed hereunder. Listing of the Common Shares on the AMEX will be subject to the Company fulfilling all listing requirements of the AMEX.

Pursuant to policies of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Company. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares of the Company. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market marking activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the offering and subject to the foregoing, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the common shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares offered herein in the United States. The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States or to "U.S. Persons" (as defined in Regulation S under the U.S. Securities Act). Each Underwriter has agreed that it (or such U.S. affiliate of the Underwriter which conducts U.S. offers and sales) will not offer or sell the Common Shares within the United States except in accordance with exemptions from the registration requirements under the U.S. Securities Act. The certificates representing the Common Shares which are sold in the United States or to, or for the benefit or account of, U.S. Persons will contain a legend to the effect that the Common Shares represented thereby have not been registered under the U.S. Securities Act and may only be offered pursuant to certain exemptions from the registration requirement of the U.S. Securities Act. The Underwriting Agreement provides that the Underwriters (or such U.S. affiliates) will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it (or such U.S. affiliates) will not offer to sell the Common Shares within the United States or to U.S. Persons. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Common Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

DESCRIPTION OF COMMON SHARES

The authorized share capital of Pacific Rim consists of an unlimited number of common shares without par value. As of the date of this Prospectus, there are 81,425,960 common shares of Pacific Rim issued and outstanding.

Common Shares

The holders of common shares of the Company are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The Articles of the Company provide that the rights attached to any issued shares may not be prejudiced or interfered with unless all shareholders holding shares of the class being affected consent in writing or unless a special resolution is passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Common Shares acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act are residents in Canada or the United States and who: (i) deal at arm’s length and are not affiliated with the Company; (ii) are not "financial institutions" as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not "specified financial institutions" as defined in the Tax Act; and (iv) hold their Common Shares as capital property. Such securities will generally be "capital property" to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or the holder is engaged in an adventure in the nature of trade with respect to such securities. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders of Common Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors as such an election would affect the income tax treatment of dispositions by the holder of other Canadian securities.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof, all specific proposals (the "Proposed Amendments") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Convention"), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency. If the Proposed Amendments are not enacted as presently proposed or if other relevant amendments to the Tax Act or Regulations come into force, the tax consequences may not be as described below in all cases. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a "Canadian Holder") of Common Shares who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder’s income. In the case of an individual Canadian Holder such dividends will, pursuant to Proposed Amendments announced November 23, 2005, be subject to enhanced gross-up and dividend tax credit rules applicable in respect of taxable dividends received from a public corporation that is a taxable Canadian corporation (as defined in the Tax Act). The dividend gross-up amount is 45% and the associated tax credit is 19% of the grossed-up amount of such dividends. Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of Cdn$1 for every Cdn$3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain. One-half of any capital loss may generally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition, any of the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act. Holders should consult their own tax advisors in this regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares. Canadian Holders that are corporations should consult their own tax advisors in this regard.

A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of Cdn$1 for every Cdn$3 of taxable dividends paid while it is a private corporation.

Minimum tax on individuals

The Tax Act provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. The full amount of capital gains (net of capital losses) and actual amount of taxable dividends (not including any gross-up or dividend tax credit) is included in the adjusted taxable income amount for the purposes of the calculation of the alternative minimum tax.

Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry-forward amount will only be creditable in a particular year to the extent that the individual’s tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimum tax provisions for the year.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares and who do not use or hold the Common Shares in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention ("U.S. Holders"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere. This summary does not address U.S. federal or state tax considerations that may be relevant to U.S. Holders and U.S. Holders should consult their own tax advisors in this regard.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will, in accordance with the Convention, generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns beneficially at least 10% of the voting stock of the Company.

A U.S. Holder whose Common Shares constitute capital property to such Holder, will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless the Common Shares constitute "taxable Canadian property" of the U.S. Holder within the meaning of the Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company (or the right to acquire such shares) owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder together with such persons.

Under the Convention, capital gains derived by a U.S. Holder from the disposition of Common Shares which constitute taxable Canadian Property to the U.S. Holder, generally will not be taxable in Canada unless the value of the Company’s shares is derived principally from real property situated in Canada.

A disposition or deemed disposition of Common Shares by a U.S. Holder whose Common Shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the U.S. Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at ordinary marginal rates. One-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act. U.S. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

RISK FACTORS

An investment in the securities of the Company involves significant risk, which should be carefully considered by prospective investors before purchasing the Common Shares. In addition to the information set out elsewhere or incorporated by reference in this Prospectus, investors should carefully consider the risk factors set out below.

Such risk factors could materially affect the Company's future financial results and could cause events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investments in the Common Shares of the Company.

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

  US$2.800 million for the year ended April 30, 2003;
  US$6.859 million for the year ended April 30, 2004; and
  US$4.634 million for the year ended April 30, 2005.

As of April 30, 2005, the Company had an accumulated deficit of US$52.706 million.

The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide, which provided the Company's share of revenues from bullion (gold and silver) sales of US$12.5 million, US$12.1 million and US$11.9 million in each of the fiscal years ended April 30, 2003, April 30, 2004 and April 30, 2005, respectively. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual heap leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate versus projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2006. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

The Company anticipates that expected cash generated from leaching activities at Denton-Rawhide, together with funds derived from the sale of non-core assets, will be sufficient to fund the Company's cash requirements and current exploration activities through March 2006 but are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. In each of the 12 month periods ended April 30, 2003, April 30, 2004 and April 30, 2005, the Company spent approximately (unaudited) US$3.2 million, US$4.8 million and US$6.0 million, respectively, on work programs to advance the El Dorado Property in El Salvador. In the six month period ended October 31, 2005, the Company spent approximately (unaudited) US$2.4 million on work programs to advance the El Dorado Property. Beyond March 2006, the Company intends to rely on accumulated cash reserves, if any; cash generated from operations, if any; collaborative agreements, if any; a reduction in exploration activities, as necessary, and public and private financing, which may be highly dependent on the results of the Company's exploration programs. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

The Company has limited financial resources and had a working capital deficit of US$0.135 million as of the fiscal year end April 30, 2005. The Company had working capital of US$1.9 million at October 31, 2005, the end of the Company’s 2nd quarter of fiscal 2006) . There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to it to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development and operation is a highly speculative business, characterized by a number of significant risks including, among other things, the potential for delays in exploration or development activities or the completion of feasibility studies; and unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Except for the Denton-Rawhide mine, which has ceased production and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador, which country imposes certain requirements and obligations on the owners of exploration properties, including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploration and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment when considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operations.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure or against which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this Annual Information Form have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

El Dorado Property Risks

The El Dorado Property is the Company's primary exploration property. Insomuch as the El Dorado Property is the cornerstone of the Company's near-term growth plans, disruptions or limitations to its ongoing advancement and eventual achievement of commercial gold production could materially affect the business of the Company.

Potential risk factors which could impede the advancement of the El Dorado Property include, but are not limited to:

  failure to obtain title to the pending El Dorado exploitation concession (see "Title to Properties");
  failure to obtain the permits necessary to conduct work programs on the El Dorado exploration licenses;
  social or environmental opposition to the Company's El Dorado exploration or development programs;
  risks associated with El Salvadoran mining laws, the El Dorado Property being one of the first exploration or mining projects to test the El Salvadoran mining laws (see "Government, Law, Environmental and Other Regulatory Requirements");
  risks associated with development, construction and operation of underground mines (see "Exploration Risks");
  risks associated with shortages of skilled mining labourers internationally and in El Salvador in particular; and
  risks associated with potential inflation of the capital inputs of mining over those used to determine the economics of the Minita operation proposed in the January 2005 Technical Report, including but not limited to steel, concrete, fuel, cyanide and labour.

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a 12.75 square kilometre section of its original El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado environmental impact study or grant the Company an exploitation concession.

Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended April 30, 2005, the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were US$455.75 and US$373.50, respectively. On February 10, 2006, the 10:30 a.m. fixing on the London Bullion Market was US$558.75 and last spot market price of gold on the New York Commodities Exchange was US$550.20 per ounce.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include:

  industrial and jewelry demand;
  central bank lending or purchases or sales of gold bullion;
  forward or short sales of gold by producers and speculators;
  future level of gold production; and
  rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

  confidence in the global monetary system;
  expectations of the future rate of inflation;
  the availability and attractiveness of alternative investment vehicles;
  the general level of interest rates;
  the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;
  global and regional political or economic events; and
  costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 14% of the Company's sales revenues are derived from silver. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

Government, Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora properties are located in El Salvador. The El Salvadoran mining law is relatively new and untested. The Company’s El Dorado and Santa Rita properties are among the first exploration or mining projects to test this new law, and as such, deficiencies or ambiguities in the El Salvadoran mining law may be identified during the Company’s pursuit of required exploration or mining permits that impose unforeseen delays in or impediments to obtaining such permits.

In addition, the Company holds or seeks to acquire properties for exploration in other Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and closing regulations.

Hedging Activities

The Company's primary business is the acquisition, exploration and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. See "Metal Price Volatility". Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company's profitability and cash flow. Gold prices declined steadily between the latter part of 1996 and August 1999 to the lowest price in twenty-one years, and until the spring of 2002 essentially remained near or below US$300 per ounce. Since 2002, the gold price has steadily increased, albeit with intermittent volatility and price corrections, and is now trading at 25 year highs. Average monthly prices for gold over the Company's last full financial year have ranged from US$383 to US$439 per ounce. Silver prices also have been volatile.

The Company may utilize forward selling ("hedging") to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from hedging relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any hedge contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada, the United States, El Salvador, Argentina and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, El Salvador and Chile may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies when compared to the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value when compared to the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

  damage to or destruction of property and facilities;
  personal injury or death;

  environmental damage and pollution;
  delays in production; or
  expropriation of assets and loss of title to mining claims.

While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine at US$9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Contingent Liabilities at Denton-Rawhide

The Denton-Rawhide joint venture partner and operator asserts that the Denton-Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to US$2,000 (Pacific Rim's portion would be approximately US$1,000) over the next 30 years. The operator's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion and will vigorously defend this position.

Definitional Standards for Reporting Mineralized Material Differ between United States Reporting Standards and the Canadian Standards used in this Prospectus.

The disclosure in this Prospectus and documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. For example, the Company uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" in this Prospectus and documents incorporated by reference to comply with the reporting standards in Canada. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources or inferred mineral resources in this Prospectus or documents incorporated by reference is economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the U.S. Securities and Exchange Commission Industry Guide 7. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, the AMEX and the TSX. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, the Company faces a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The United States Securities and Exchange Commission has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting the attestation under Section 404. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price.

The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company's stock price to decrease substantially.

The Company Follows Corporate Governance Requirements of Canadian Corporate and Securities Laws

Non-Canadian residents holding the Company's Common Shares should be aware that the Company follows the corporate governance requirements of applicable Canadian corporate and securities laws, which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although the Company substantially complies with the corporate governance guidelines of AMEX, the Company obtained exemptions from AMEX permitting it to follow the shareholder meeting quorum requirements of its bylaws, which provide that a quorum is met by one person present who is a shareholder or who is a duly appointed proxyholder for one or more shareholders (as compared to 33 1/3% under AMEX requirements).

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Pacific Rim are Staley, Okada & Partners, Chartered Accountants, at Suite 400, 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 who advise that they are independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. The registrar and transfer agent for the common shares of Pacific Rim in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black LLP on behalf of Pacific Rim and by Blake, Cassels & Graydon LLP on behalf of the Underwriters and certain Canadian tax matters will be passed upon by Thorsteinssons LLP. As at the date hereof, the partners and associates as a group of each of DuMoulin Black LLP, Blake, Cassels & Graydon LLP and Thorsteinssons LLP, beneficially own, directly or indirectly, less than one percent of the outstanding common shares of Pacific Rim.

EXPERTS

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company's El Dorado Property is contained in this Prospectus based upon the Technical Report entitled "Pre-Feasibility Study, El Dorado Project, El Salvador" dated January 21, 2005 which was prepared by William F. Tanaka, P.Eng. of SRK Consulting (US) Inc. of Colorado, a member of the Society of Mining Engineers (SME) and the Australian Institute of Mining and Metallurgy (mAUSIMM) and an independent "qualified person" for the purposes of NI 43-101.

The above noted experts beneficially own, directly or indirectly, less than one percent of the outstanding common shares of the Company.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Pacific Rim Mining Corp. (the "Company") dated February •, 2006 relating to the distribution of 17,900,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents. We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at April 30, 2005 and 2004 and the consolidated statements of loss, shareholders' equity and cash flows of the Company for the years ended April 30, 2005, 2004 and 2003. Our report is dated June 6, 2005, except for Note 15 which is as of June 20, 2005.

Vancouver, British Columbia, Canada	(signed) •
February •, 2006

CERTIFICATE OF PACIFIC RIM MINING CORP.

Dated: February 14, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder.

(Signed)	THOMAS SHRAKE	(Signed)	F. JOHN NORMAN
	President and Chief		Chief Financial Officer
Executive Officer

On behalf of the Board of Directors

(Signed)	CATHERINE MCLEOD-	(Signed)	WILLIAM MYCKATYN
	SELTZER		Director
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 14, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder.

BMO NESBITT BURNS INC.

(Signed)	JAMIE ROGERS
Managing Director

CANACCORD CAPITAL CORPORATION

(Signed)	DAVID HORTON
Senior Vice President, Corporate Finance

HAYWOOD SECURITIES INC.		SALMAN PARTNERS INC.

(Signed)	JOHN D. WILLETT	(Signed)	ALAN HERRINGTON
	Managing Director, Investment		Executive Vice President and
	Banking		Director